Filed Pursuant to Rule 425

Filing Person: Credence Systems Corporation

Commission File No.: 0-22366

Subject Company: NPTest Holding Corporation

Commission File No.: 0-50503

Creating an Industry Leader in ATE

A Credence Customer Presentation

Forward-Looking Statements

This presentation contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, earnings accretion and growth, timing of the transaction, market growth estimates, estimates of served available market, industry leadership, customer solutions, profitability, distribution channels, revenue and management and organizational structure are all forward-looking statements. Please see the risks that are described from time to time in Credence’s Securities and Exchange Commission reports (including, but not limited to Credence’s annual report on Form 10-K for the year ended October 31, 2003). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Credence’s results could differ materially from Credence’s expectations in these statements. Credence assumes no obligation and does not intend to update these forward-looking statements.

Announcement

Credence has signed a definitive agreement to acquire NPTest

Combining Strength

Founded in 1978

Headquarters in Milpitas, CA

1100 employees Strength in OSATs

RF, analog, mixed signal, automotive and flash expertise

Photon probe and X-Ray detection technology for engineering debug

Strong worldwide sales, service and support channel

141 Patents

Established by Fairchild in 1965

Headquarters in San Jose, CA

900 employees

Strength in IDMs

High-end SoC and MPU expertise

Electron beam/laser voltage probe and FiB circuit edit technology for engineering debug

Strong services business

153 Patents

Strategic Rationale

Position

Responding to the challenge of consolidation

Leading pure play in non-DRAM semiconductor test

Technology

Leading technologies in debug, characterization and production test

- Proven technology in SOC, RF, analog/mixed signal and NVM

- Proven technology in photon probe and FIB circuit edit

- Applied technology to reduce the cost of test

Products

Comprehensive product portfolio

- Expands served markets in production test

- Increases TAM in Engineering, Debug and Characterization market

Channel

Enhanced sales and distribution

- Critical mass in key geographies and strategic accounts

Financial

Accretive to Credence’s earnings in FY 2005

High Growth End-User Market

Communications

Wired – SONET (10-40 Gbps) Wireless (2.4-2.8 Gbps)

Satellite

Mobile

Cellular & Wireless Devices

Data Processing

Enterprise Node -WAN

Consumer

Games

PC

Global Positioning System

Market Opportunity – $3.5B in 2004

Design and Prototyping

Design, Simulation & DFT

Mask set generation

Prototype wafer lot

Design Validation

Device Characterization

High Volume Production

Front End

Wafer Manuf.

Back End

Assembly Burn in and Final Test

Redesign Loop

Process Characterization

Failure Analysis

Yield Improvement

Loop

IC Validation, Debug and Characterization Equipment

Functional & Structural Test Equipment Wafer & Final test

Product & Test Engineering Services

Serving Growth Market Segments

Growth Segments: Data Processing

60,000

Desktop PC

50,000 Disk Drive

Notebook PC

Desktop PC

40,000

$ B

30,000

20,000

10,000

0

2001 2002 2003 2004 2005 2006

Quartet

Sapphire

Kalos

ASL 1000/3000

Octet

Quartet

EmiScope

EXA 3000

Vanguard

Sapphire

Growth Segments: Communications

40,000

DSL CPE

35,000

LAN NIC/LOM

30,000

LAN Switches

25,000

Digital Cellular

$ B 20,000

15,000

10,000

5,000

0

2001 2002 2003 2004 2005 2006

Source: Dataquest 11/03

Products in Growth Segments

Growth Segments: Consumer Electronics

25,000

DVD

Digital Set-Top Box

20,000

Digital Still Camera

$ B Video Game Devices

15,000

10,000

5,000

0

2001 2002 2003 2004 2005 2006

Falcon

Octet

Kalos

Sapphire

ASL 1000/3000

Quartet

Growth Segments: Automotive

Anti-Lock Braking System

10,000

GPS Navigation

Air Bags

Engine Control Units

8,000

6,000

4,000

2,000

0

2001 2002 2003 2004 2005 2006

Source: Dataquest 11/03

Complementary Technologies

Silicon debug software

Air Cooling

Analog tools

Test Program Development

IR Photon Probing

Highly Parallel Test

Power supplies

MVNA RF

Flash

High Speed Buses

Design

Electron beam probing

FiB

Laser voltage probing

Liquid Cooling

High speed, accuracy digital

Structural Test

High Speed Buses

Mixed Signal Instruments

Production Test

Expanding our Production Test Portfolio

Major Market SAM Total Credence NPTest

Segments

Flash Memory Kalos

$440M

Digital/Logic Quartet DeFT

$600M

Sapphire

Analog/Linear/Discrete ASL 1000

$118M

Automotive Falcon

$100M

Mixed Signal ASL 3000 EXA 3000

$920M

Octet/Quartet Sapphire

RF/Microwave ASL 3000RF

$203M

SoC Octet/Quartet EXA 3000

$495M

Sapphire

Source: Dataquest 11/03

Strong Combined Product Portfolio

Extending our Customer Base

NPTest Strength in Large IDMs

Penetrating Key IDMs

Increased Penetration of Common Customers

Penetrating Key OSATs

Credence Strength in Leading OSATs

Delivering Superior Customer Satisfaction

Leadership

Ownership Engineering

Commitment

Technical

Cost-of- Uptime Software Build Quality Throughput Usable Quality of Results Performance Process Support Field Spares Support Support after Sales Overall

1. Credence 6.4 8.3 7.3 7.8 7.9 8.2 8.0 7.9 8.2 7.9 8.2 7.6 8.1 7.8

3. NPTest 5.9 7.1 7.3 7.5 7.5 8.0 7.7 7.6 8.1 7.1 7.4 7.9 7.9 7.5

Strength Through the Cycle



CMOS and NPT Revenues ($M)
350
300
250
200
150
100
50
0

	Q200	Q300	Q400	Q101	Q201	Q301	Q401	Q102	Q202	Q302	Q402	Q103	Q203	Q303	Q403	Q104
NPTT	53	74	77	82	69	50	39	63	68	63	64	50	59	59	58	55
CMOS	154	204	225	136	76	53	37	34	39	48	43	37	43	46	58	68

Combined Revenue ($M) CMOS NPTT

credence

Transaction Summary Overview

Consideration

Right to receive 0.800 Credence shares for each NPTest share

$5.75 in cash

NPTest shareholder pro forma ownership of approximately 30%

Timeline

Target closing end of June 2004

Financial Impact

Accretive to Credence’s earnings

Identity

Combined company to be called “Credence Systems Corporation”

Will continue to trade on the NASDAQ National Market under the ticker “CMOS”

Key Conditions

Credence and NPTest shareholder approval

Regulatory approval and other customary conditions

Transaction Summary Overview

Key Metrics

Critical mass: Pro forma revenue run rate of approximately $500 million

Financial flexibility: Pro forma cash balance of approximately $200 million

Global presence: Approximately 2,000 employees worldwide

Leadership

Chairman and CEO: Graham Siddall

Vice Chairman: Ashok Belani

President and COO: David Ranhoff

CFO: John Detwiler

Senior Vice President: Jean-Luc Pelissier

Board of Directors

Existing Credence Board of Directors

Dipanjan Deb (NPTest Board member)

Ashok Belani, President and CEO, NPTest

Credence/NPTest: Winning Combination

Leading pure play in non-DRAM semiconductor test

Highly synergistic products in growth markets

- Expands served markets

- Cost-of-test leadership

- Complete design-to-test solution

Strong technology portfolio

- High-end SOC, RF, analog/mixed signal, flash, debug and diagnostic

Complementary customer bases

Enhanced sales and distribution channels

Proven management team

Strong earnings growth driven by synergies

- Strength in both upturns and downturns

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, earnings accretion and growth, timing of the transaction, market growth estimates, estimates of served available market, industry leadership, customer solutions, profitability, distribution channels, revenue and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies or achieve planned synergies; other risks that are described from time to time in Credence’s Securities and Exchange Commission reports (including, but not limited to Credence’s annual report on Form 10-K for the year ended October 31, 2003). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Credence’s results could differ materially from Credence’s expectations in these statements. Credence assumes no obligation and does not intend to update these forward-looking statements.

Additional Information and Where to Find It

Credence and NPTest will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Credence are available free of charge by contacting Credence Investor Relations, 1421 California Circle, Milpitas, California 95035, (408) 635-4300, and documents filed with the SEC by NPTest are available free of charge by contacting NPTest Investor Relations, 150 Baytech Drive, San Jose, California 95134, (408) 586-8200.

Participants in Solicitation

Credence and NPTest, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Credence and NPTest in connection with the merger and related items. Information regarding the directors and executive officers of Credence and their ownership of Credence shares is set forth in the proxy statement for Credence’s 2003 annual meeting of shareholders. Information regarding the directors and executive officers of NPTest and their ownership of NPTest stock is set forth in NPTest’s Form S-1, which was filed with the SEC on December 4, 2003. Investors may obtain additional information regarding the interests of those participants by reading the proxy statement/prospectus when it becomes available.